UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 3)(1)

Entravision Communications Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29382R107

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29382R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TSG Capital Fund II, L.P. 06-1443429

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,659,271

	6.	Shared Voting Power 1,017,563

	7.	Sole Dispositive Power 1,659,271

	8.	Shared Dispositive Power 1,017,563

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,676,834 Shares of Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.5%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TSG Associates II, L.P. 06-1419495

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 2,676,834

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 2,676,834

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,676,834 Shares of Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.5%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TSG Associates II, Inc. 06-1406077

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 53

	6.	Shared Voting Power 2,676,834

	7.	Sole Dispositive Power 53

	8.	Shared Dispositive Power 2,676,834

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,676,887 Shares of Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.5%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TSG Capital Fund III, L.P. 06-1521624

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 820,026

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 820,026

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 820,026 Shares of Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.4%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TSG Associates III, LLC 06-1521623

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17

	6.	Shared Voting Power 820,026

	7.	Sole Dispositive Power 17

	8.	Shared Dispositive Power 820,026

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 820,043 Shares of Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.4%

12.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Z Spanish Media Holdings, LLC 06-1456700

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,017,563

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 1,017,563

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,017,563 Shares of Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.7%

12.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cleveland A. Christophe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 61,171

	6.	Shared Voting Power 3,496,930

	7.	Sole Dispositive Power 61,171

	8.	Shared Dispositive Power 3,496,930

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,558,101 Shares of Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark D. Inglis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 3,496,930

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 3,496,930

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,496,930 Shares of Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Darryl B. Thompson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 3,496,930

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 3,496,930

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,496,930 Shares of Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Entravision Communications Corporation
	(b)	Address of Issuer’s Principal Executive Offices 2425 Olympic Boulevard, Suite 6000 West Santa Monica, California 90404

Item 2.
(a)

Name of Person Filing
The following “Reporting Persons”:

TSG Capital Fund II, L.P. (“TSG Fund II”)

TSG Associates II, L.P. (“Associates II LP”)

TSG Associates II, Inc. (“Associates II Inc.”)

TSG Capital Fund III, L.P. (“TSG Fund III”)

TSG Associates III, LLC (“Associates III LLC”)

Z Spanish Media Holdings, LLC (“ZSM Holdings”)

Cleveland A. Christophe

Mark D. Inglis

Darryl B. Thompson

	(b)	Address of Principal Business Office or, if none, Residence c/o TSG Capital Group 177 Broad Street, 12th Floor Stamford, Connecticut 06901
	(c)	Citizenship Please refer to Item 4 on each cover sheet for each filing person.
	(d)	Title of Class of Securities Class A Common Stock, par value $0.0001 per share
	(e)	CUSIP Number 29382R107

Item 3.	Not applicable

Item 4.	Ownership

Associates II LP is the sole general partner of TSG Fund II. Associates II Inc. is the sole general partner of Associates II LP. Messrs. Christophe, Inglis and Thompson together are the holders of all of the outstanding common stock of Associates II Inc.

TSG Fund II holds a majority of the membership interests in ZSM Holdings.
Associates III LLC is the sole general partner of TSG Fund III. Messrs. Christophe, Inglis and Thompson are managing members of Associates III LLC.

Amounts shown as beneficially owned by TSG Fund II, Associates II LP, Associates II Inc., Cleveland A. Christophe, Mark D. Inglis and Darryl B. Thompson include options to purchase 91,100 shares of Class A common stock, which may be deemed to be held by Darryl B. Thompson on behalf of TSG Fund II. Amounts shown as beneficially owned by TSG Fund III, Associates III LLC, Cleveland A. Christophe, Mark D. Inglis and Darryl B. Thompson include currently exercisable options to purchase 28,768 shares of Class A common stock, which may be deemed to be held by Darryl B. Thompson on behalf of TSG Fund III.

The approximate percentages of shares of Class A common stock reported as beneficially owned by the Reporting Persons is based upon 59,563,243 shares outstanding as of November 3, 2004, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, plus shares issuable upon the exercise of options to acquire Class A common stock and upon the conversion of shares of Series A preferred stock, all as described in the preceding two paragraphs.

Please see Items 5, 6, 7, 8, 9 and 11 for each cover sheet for each filing entity.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Class A common stock or securities convertible into or exercisable for Class A common stock other than any shares or other securities reported herein as being directly owned by it or him, as the case may be.  Each of the Reporting Persons states that it or he, as the case may be, is included in this filing solely for the purpose of presenting information with respect to the beneficial ownership of the shares of Class A common stock and disclaims any knowledge, except as hereinafter expressly set forth, as to any statements made herein on behalf of any other Reporting Person. Each Reporting Person is signing this statement only as to information with respect to, or furnished by, such Reporting Person, and makes no representation as to information furnished by any other Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated: February 4, 2005

Entities:

TSG Capital Fund II, L.P.
TSG Associates II, L.P.
TSG Associates II, Inc.
TSG Capital Fund III, L.P.
TSG Associates III, LLC
Z Spanish Media Holdings, LLC

	By:	/s/ Cleveland A. Christophe
Cleveland A. Christophe, as
Managing Member or as
Attorney-in-fact for the
above-listed entities

Individuals:

Cleveland A. Christophe
Mark D. Inglis
Darryl B. Thompson

	By:	/s/ Cleveland A. Christophe
Cleveland A. Christophe,
Individually and as
Attorney-in-fact for the
above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons

EXHIBIT B	Power of Attorney